October 11, 2024

Rick Gaenzle
Chief Executive Officer
Blue Gold Ltd
3109 W. 50th Street, #207
Minneapolis, MN 55410

       Re: Blue Gold Ltd
           Amendment No. 2 to Registration Statement on Form F-4
           Filed September 26, 2024
           File No. 333-280195
Dear Rick Gaenzle:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 2, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4
Unaudited Pro Forma Condensed Combined Financial Statements, page 112

1. We note that in response to prior comment 22 you recorded certain pro forma adjustments to account for the purchase and assumption agreement to acquire certain mining assets, primarily mining leases, of the Bogoso Prestea Mine. Please address the following:

             Tell us how you considered and applied the guidance of FASB ASC 845 in accounting for the acquisition of the Bogoso Prestea Mine.
             Disclose the nature and remaining expected life of the fixed assets acquired.
 October 11, 2024
Page 2

             Disclose the assumptions utilized in support of the expected future cash flows associated with the calculation of the $441,394 intangible mineral assets. In doing so, tell us how you considered presenting such amounts net of royalty obligations. Also, please clarify how you adjusted the expected future cash flows with respect to the uncertainty that all or any part of Mineral Resource will be converted into Mineral Reserve.
             Disclose the nature of and assumptions utilized in calculation of the $43,879 GSR undertaking liability.
             Bifurcate the royalty payable of $506,482 to include the separate amount associated with the Bond SPV Royalty and the amount associated with
           the Previous Leaseholder's royalty agreements with Golden Star Resources and
           Royal Gold. In doing so, please include the assumptions related to quantities and prices of gold in support of such amounts and clarify if there are caps on each of such royalties.
             Clarify how you accounted for the 10% ownership of Blue Gold Bogoso Prestea
           Ltd by the Government of the Republic of Ghana.

Information About BGHL, page 149

2. We note that in response to prior comment 25, you have included the point of reference for the open pit resources. However, it appears that you have not included the point of reference for the underground mineral resources.

      Please revise to also disclose the point of reference associated with the underground resource calculations such as in-situ, plant feed, saleable project, or other. Please ask the qualified persons to include corresponding disclosure in the technical report summary.
3. We note that in response to prior comment 26 incremental disclosures showing the composition of your AISC measure have been added on page 152 of the registration statement and on page 178 of the technical report summary. However, there are discrepancies between the amounts utilized to compile the measure and the
      corresponding figures shown in the cash flow analysis on page 179 of the technical report summary, also with regard to completeness and your World Gold Council chart on page 151 of the registration statement.

      Please discuss the composition of the AISC measure with the qualified persons in formulating a response to these concerns, which should include incremental disclosures to clarify the reasons for any differences that are supported and not alleviated through revision. For example, it should be clear why the AISC measure would reflect the Government Royalty but not the Gold Stream or OldCo Royalty, and
      why production utilized in calculating the unit measure is 3,885.4 while the Key
      Project Statistics chart on page 151 indicates production of 3,5 Koz.

      Given that you are reporting 5.1 million ounces associated with the measured and indicated resource, it also appears that you should clarify the units associated with
 October 11, 2024
Page 3

       these future production figures, which are presently indicating thousands of ounces rather than millions of ounces. Please ensure that all disclosures of production metrics are appropriately stated throughout the registration statement and technical report summary.
4. Given that you have characterized the AISC measure as a non-GAAP measure on pages 150 and 151, it appears that you should include a reconciliation between total project costs from the technical report summary economic analysis, as would be compiled in accordance with GAAP, and your measure of AISC.

       As the chart that you are attributing to the World Gold Council reflects various items that are all added together to determine AISC, please revise your disclosure to clarify that it does not represent the manner by which your measure would be reconciled to the most directly comparable GAAP measure, as you presently suggest.

       Please also clarify the extent to which your measure of AISC reflects all of the components listed in the chart and explain your rationale for any components that are not reflected in your measure of AISC.
Overview of our current operations, page 153

5. We note BGHL will endeavor to acquire the referenced material licenses and approvals by September 2024 (page 1) or by November 2024 (page 147).
Please
       reconcile the two dates and also revise the filing to include updates to the status of each such approval. Include appropriate risk factors if you are unable to obtain these licenses and approvals.
Financial Statements, page F-1

6. Please update Blue Gold Holdings Limited's financial statements to include the period as of and for the interim period ended June 30, 2024 to comply with the requirements of Item 8(A)(5) of Form 20-F. In addition, please clarify if such updated financial statements will include the recent acquisition of the Bogoso Prestea Mine.
Exhibits and Financial Statements Schedules
Exhibit 96.1 - Technical Report Summary, page II-1

7. We note that various revisions were made to the technical report summary in response to prior comments 38 and 39. However, further revisions appear to be necessary to address the remaining comments in this letter and the following additional points.

             The historical quantities reported in Section 5 that have not been prepared in compliance with Subpart 1300 of Regulation S-K should be removed.
             The quantities and grades associated with tailings reported in
Section 21 should
           be removed as no corresponding mineral resource or reserve have been established.
8. We note that several gold prices have been included in the technical report summary without clear explanation of support or rationale. For example, the following disclosures were observed:
 October 11, 2024
Page 4


             Page 123: disclosure references a pit optimization base case gold price of US$1500/oz with a revenue factor =1.35 pit shell which equates to a gold price of $2,050/oz.
             Page 126: disclosure includes a cut-off grade gold price of US$1950/oz.
             Page 177: disclosure includes an average gold price of US$2006/oz for the cash flow model.

       Item 1302(d)(2) and Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K require the qualified person to select a commodity price that provides a reasonable basis for establishing the prospects of economic extraction for mineral resources, and to explain the reason for selecting the price.

       Please ask the qualified persons to explain the use of different prices in the technical report summary and unless appropriate rationale can be established, to revise to use one consistent gold price.
9. We note disclosures indicating that the cut-off grade utilized is the same for both free milling and refractory material, based on the process and tailings cost of US$18.00/t as shown in Table 11.32. However, it appears that for pit optimization a higher refractory ore cost of US$34/t was utilized as shown in Table 11.31.

       Please discuss these observations with the qualified persons and explain to us why a higher process cost assumption was not considered to be necessary in the cut-off grade calculation for refractory materials.
10. Please ask the qualified persons to further revise the technical report summary to reconcile or to resolve the apparent inconsistency between the capital cost estimates reported in Section 18 and those that are shown in Table 19.4.
11. The cash flow model provided in Tables 19.4 and 19.5 on page 179 should be based on an annual production schedule to comply with Item 601(b)(96)(iii)(B)(19)(ii) of
       Regulation S-K. Please ask the qualified persons to include the annual production schedule on separate lines within these tabulations.
Exhibits

12. We reissue prior comment 21. Please file as an exhibit the previously referenced opinion of counsel or of an independent public or certified public accountant supporting the tax matters and consequences to the shareholders as described. In the alternative, explain why the registrant does not believe that such tax matters are material. See Item 21(a) of Form F-4; Item 10.E of Form 20-F; and Item 601(b)(8) of
       Regulation S-K.
13.    We note in August 2024 you signed a Gold Advance Payment Purchase
Agreement
       with Gerald Metals to sell 100% of the total material produced at the Bogoso and
       Prestea site for a period of 60 months. Please file this material contract as an exhibit.
       Additionally, please discuss in necessary detail any material conditions precedent, and include corresponding risk factor disclosure if appropriate.
 October 11, 2024
Page 5

        Please contact John Cannarella at 202-551-3337 or Jenifer Gallagher at 202-551-3706
if you have questions regarding comments on the financial statements and related matters.
For any questions related to engineering comments you may contact John Coleman at 202-
551-3610 or Karl Hiller at 202-551-3686. Please contact Michael Purcell at 202-551-5351 or
Timothy Levenberg at 202-551-3707 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Giovanni Caruso, Esq., of Loeb & Loeb LLP